SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852 2514-7660	E-MAIL ADDRESS DFERTIG@STBLAW.COM

July 8, 2016

VIA EDGAR

Re:                                   LightInTheBox Holding Co., Ltd.
Registration Statement on Form F-3

Filed June 14, 2016
File No. 333-212007 (the “Registration Statement”)

Lisa Kohl

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of our client, LightInTheBox Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby submit this letter in response to verbal comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a conversation on June 24, 2016 regarding the Company’s registration statement on Form F-3 filed on June 14, 2016 (the “Registration Statement”).

In response to the Staff’s comment regarding incorporation of the company’s registration statement on Form 8-A, the Company respectfully advises the Staff that it has revised the disclosure on page 4 to incorporate such document by reference in the Registration Statement.

In response to the Staff’s comment regarding the inclusion of the Company’s legal name in its signature, the Company respectfully advises the Staff that it has revised the signature on page II-4 of the Registration Statement accordingly.

* * * * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•                  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response letter or the revised Registration Statement, please contact me by phone at +852 2514-7660 (office) or +852 6640-3886 (cell) or by email at dfertig@stblaw.com or my colleague Brian A. Mathes by phone at +852 2514-7523 (office) or +852 9761-6801 (cell) or by email at brian.mathes@stblaw.com.

Very truly yours,

/s/ Daniel Fertig

cc:                                Quji (Alan) Guo

Chief Executive Officer

LightInTheBox Holding Co., Ltd.